U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                          FORM 10-SB12G


                 GENERAL FORM FOR REGISTRATION OF
              SECURITIES OF SMALL BUSINESS ISSUERS
    Under Section 12(b) Or 12(g) Of The Securities Act Of 1934


                   GOLDEN HOPE RESOURCES CORP.
            --------------------------------------------
           (Name of Small Business Issuer in Its Charter)

        Nevada                           20-0237026
------------------------------     -------------------------
(State or Other Jurisdictions      (I.R.S. Employer Identifi-
Incorporation or Organization)      cation Number

     Suite 708- 1155 W. Pender Street
          Vancouver, B.C., Canada                V6E 2P4
    ---------------------------------------     ---------
    (Address of Principal Executive Offices)    (Zip Code)

                       (604) 605-7012
                       (604) 605-7001 Fax
       -----------------------------------------------
      (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act: None

Securities to be registered under Section 12(g) of the Act:

                Common Stock,  par value $.001
                -----------------------------
                        (Title of Class)

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
 =========================================================
Some discussions in this registration statement may contain forward-looking statements that involve risks and uncertainties. A number of important factors could cause our actual results to differ materially from those expressed in any forward-looking statements made by us in this registration statement. Such factors include, but are not limited to, those discussed in
Item 1. Description of Business and Item 2. Management's Discussion and Analysis of Financial Condition and Plan of Operation, as well as those discussed elsewhere. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to possible future events.


                             PART I

ITEM 1. DESCRIPTION OF BUSINESS.

GENERAL INFORMATION
-------------------
Golden Hope Resources Corp. was incorporated in the State of Nevada on July 25, 2003 to engage in the acquisition, exploration and development of natural resource properties. We have commenced limited business operations, but have not yet realized any income.

In March 2004, we raised a total of $35,000 in an offering of our securities to the public, pursuant to an exemption provided by Rule 504 of Regulation D, promulated under the Securities Act of 1933, as amended. The registration statement for the offering was filed and qualified for sale by the Nevada Securities Division.

We have incurred net operating losses since inception of $30,373.

PROPERTIES AND MINING CLAIMS
----------------------------
In July 2003, we acquired all of the right, title and interest in and to the Summit Gold Project and Silver Tip Property mining claims from Fred Fisher, an officer and director, in exchange for 500,000 shares of our restricted common stock.

                      SUMMIT GOLD PROJECT
                      -------------------
This property consists of ten two-post mineral claims, covering a total surface area of 625 acres, located at the headwaters of the Indian River, approximately 8 miles southeast of Squamish, B.C., Canada, called the Summit Gold Project. The property located immediately west of our claims had a past producing mine from 1905 to 1977 called the Britannia Mine, which producted approximately 493,000 ounces of gold, 5,800,000 ounces of silver and 165 million tons of copper. The claims are located in the Vancouver Mining Division of southwestern British Columbia, Canada.

The claims were staked to cover high-grade gold and silver mineralization called the Slumach Zone or Slumach Veins, discovered in 1982, occurring in two parallel quartz-chlorite veins. Two short adits and drift are located on the property. The main vein varies in width from 1 to 2.3 feet wide over it 230 foot known length. It averages 2.11 oz/ton Au over 1 foot based on 9 channel samples collected at intervals along the vein during 1983. Grab samples from the vein have returned values up to 20.9 oz/ton Au.

According to a geological report of the property, prepared by Lloyd C. Brewer, an independent geologist, in 1984, a test shipment of 57.8 tons of ore, from the Slumach zone, produced 57.1 oz/Au,
137.4 oz Ag, 1,474 pounds Cu and 5,257 pounds Zn. The average precious metal grade of this shipment was 0.99 oz/ton Au and 2.37 oz/ton Ag. Diamond drilling has confirmed that the gold-silver mineralization extends for at least 165 feet to the northwest and 80 feet down dip from the main adit as well as intersected anomalous gold, at depth, along the southeastern strike projection. Drill intersections include 7.39 oz/ton Au and 8.0 oz/ton Ag over
3.2 feet.

The property also cover a portion of copper-lead-zinc mineralization occurring called the War Eagle Showing. The report indicates that between 1977 and 1995 extensive exploration was carried out within the current property boundaries and the immediate area by Maggie Mines Ltd., Placer Dome and Minova Inc. (Falconbridge) who were exploring the area for massive sulphide mineralization (Cu-Pb-Zn-Au-Ag) similar to that of the nearby Britannia Mine.

The geological report advises that past work indicates good potential for the presence of additional precious metal - quartz vein hosted mineralization, within the area of the Summit Gold
Project.  A 2-phase exploration program was recommended.

Location and Access - The claims are located approximately 23 miles (37km) north of Vancouver. The claims are located at the headwaters of the Indian River at the divide between the Stawamus River, which flows to the northwest and the Indian River, which flows to the southeast. It lies 8 miles (12km) southeast from the town of Squamish and is centered at approximately 49O38'N North latitude and 123o01' West longitude.

Access to the project, from Vancouver, is best gained by traveling north along Hwy 99 towards Squamish. At the junction of Hwy 99 and the Mamquam River turn east on the Mamquam River Main (logging road) and follow this road for about 2 miles (3.2km) to the junction of the Stawamus River Main (logging road) and the Mamquam River Main. At this point, follow the Stawamus River Main to the southeast for approximately 5 miles (8km) to the claims. Secondary logging/skidder/drill roads provide access to the various areas of the claims. It is recommended that a high ground clearance four-wheel drive vehicle be used to access the property.

Physiography - The property is located within the Pacific (Fjord) Mountain Range physiographic division of the Coast Mountain Ranges. This area is typified by rugged terrain and high relief. The property lies on the southern valley slope at the headwaters of the Indian River between the elevations of 2000 feet (610m) and 4,600 feet (1,400m) above sea level.

The slopes within the project are classified as steep. Vegetation is typical of coastal temperate forests and consists of first and second growth Douglas Fir, Hemlock and Cedar trees, with fairly dense underbrush consisting of salal, boxwood, devils club and a variety of ferns. There is ample water available for all phases of exploration and development from the Indian River, Stawamus River and several small lakes in the immediate area of the property.

Exploration work on the property can be carried out on a year-round basis. The property is subject to an average of 100 inches of rainfall each year and is usually snow free from June to November. The winter snow pack can reach a depth of 8 feet(2.4m). During the snow-free season all phases of exploration work could be efficiently carried out. During the winter months it is recommended that only diamond drilling and underground exploration/development be carried out.

The property is within a 30 minute driving distance to the town of Squamish, which hosts a number of heavy equipment operators, as well as lodging, gas, vehicle and equipment repair facilities and modern shopping facilities.

History of Previous Work - The first reported exploration activity in the area is in 1910 when the ABC claims were staked at the headwaters of the Indian River. Little exploration work has been reported between 1910 and 1969. The following is a chronological summary of the exploration activity carried out within the current property boundaries and immediate area:

1969:	        Croyden Mines Ltd. completes line cutting and
              geophysical surveys;

1970:	        New Jersey Zinc Exploration Co (Canada) Ltd.
              completes additional geophysical surveys;

1976:	        Harold Hopkins staked 84 claim units (5,250 acres)
              after discovering copper-lead-zinc mineralization (War Eagle Zone) while constructing logging roads. Maggie Mines Ltd. is formed and exploration including the development of an exploration adit is completed on the War Eagle Zone;

1978-1980:	  Under option from Maggie Mines, Placer Dome
              completed geological mapping, sampling and 10 drill holes at the War Eagle showing;

1981-1982:	  Maggie Mines completes 37 drill holes, totaling
              14,760 feet, at the War Eagle Zone;

1982-1986:	  Maggie Mines discovers the Slumach Zone in August
              of 1982, access road construction and trenching is completed. Diamond drilling and 240 feet of underground development is completed 1983. In 1984, 57 tons of ore was shipped to Cominco in Trail BC.
              In 1985, Asarco confirmed high-grade mineralization at the Slumach Zone;

1987-1990:	  Maggie Mines options property to Minova Inc.
              (Falconbridge) who complete geological mapping, geophysical surveys, soil sampling and 8 diamond drill holes totaling 3,200 feet at the Slumach and War Eagle Zones;

1990-2000:	  Maggie Mines shuts down and claims are allowed to
              lapse;

2000-2003:	  The War Eagle and Slumach Zones are re-staked -
              limited geological mapping and sampling was completed - claims lapse;

2003:	        The Summit #1 - #10 claims (the Summit Gold Project)
              are staked to cover the Slumach Zone as well as a portion of the War Eagle Zone.

Property Geology & Mineralization - Mapping by the Geological Survey of Canada, Maggie Mines, Minova and Placer Dome shows predominantly volcanic rocks of the Lower Cretaceous Gambier Group underlying the Summit Gold Project (Figure 5). Bedding and structures are mainly northwest trending and include the Indian River shear zone, a discontinuous one of shearing along the Indian River valley.

Mineralization on the property includes high-grade gold mineralization in quartz-chlorite veins cutting hornfels (Slumach
Zone) and volcanogenic system with low-grade Cu, Zn occurring within stratiform layers with some crosscutting stringer zones
(War Eagle).

The primary focus of the current/proposed exploration activities at the Summit Gold Project is on the Slumach Zone (BCDM MINFILE 092GNW036). The mineralization occurring at the War Eagle Zone (BCDM MINFILE 092GNW042), which is partially covered by this project may provide useful information and assist in the success of understanding the local mineralizing environment and developing the Slumach Zone.

War Eagle Zone:
--------------
The War Eagle Zone is partially located within the Summit #2 and Summit #4 claims. Work on the War Eagle Zone has concentrated around Portal One. The close proximity of a breccia and vent zone suggests a volcanogenic style of mineralization. An adit (Portal
One) has been driven along narrow quartz-sulphide mineralization in a sheared zone. The stringer sulphides are possibly remobilized from two flat-laying volcaniclastic horizons hosting sub-economic mineralization encountered at depth. Although high-grade zones are reported locally underground, the sampling returned an average grade of 0.50% Cu, 0.35% Zn and 0.20% Pb.
The portal is now buried, but examination of the dump material shows that the dominant sulphides are pyrite, chalcopyrite (Cu), sphalerite (Zn), pyrrhotite and minor galena (Pb/Ag), in a silicified, re-brecciated intensely altered and biotized gangue. The zone has been tested by approximately 45 diamond drill holes, as well as a short adit.

Slumach Zone:
-------------
The Slumach Zone is the focus of the current/proposed exploration program. The underground workings of the Slumach Zone are located within Summit #5. The southeastern and northwestern strike extension of the zone is located within Summit #7 and #3 respectfully. Work at the Slumach Zone has been focused on two quartz veins near Portal 2. The Main and the East veins trend northwest and dip steeply northeast. They carry up to 15 percent sulphides, primarily pyrite, sphalerite (Zn), chalcopyrite (Cu) and traces of galena (Pb/Ag) in a brecciated and silicified wall rock gangue. The sulphides appear to have been rebrecciated and cemented by quartz. Fragments of wall rock within the vein are totally biotized or chloritized and have cockscomb quart envelopes. Both veins consist of a higher grade (gold-silver) vein approximately 3 feet wide, with lower grade, altered hanging and foot walls (Drummond and Howard, 1985). The wall rocks are intensely hornfels tuffaceous sediments of Unit 2. Numerous late, dark green andesitic dykes cut the zone at varying angles.

The main vein varies in width from 1 to 2.3 feet over it 230 foot known length. It averages 2.11 oz/ton Au over a one- foot width based on nine channel samples collected at intervals along the vein within the 1008 subdrift, during 1983. The range in grade of the nine samples is from 0.63 oz/ton to 3.52 oz/ton Au. (Drummond and Howard, 1985). Free gold is reported and an association of gold within pyrite has been determined. The East Vein, 30 feet east of the Main vein is at least 65 feet long and varies from 1 to 6.5 feet in width. There is an additional zone of gold/quartz occurring above Main vein.

The Slumach Zone was discovered in August 1982 and is described as a strong quartz vein 24" to 36" in width. Initial samples from the zone returned 1.21 oz/ton Au, 0.67 oz/ton Ag and 2.72 oz/ton Au and 2.0 oz/ton Ag. There were also highly anomalous Cu, Pb and Zinc values in these samples. Subsequent sampling in 1982 yielded values to 1.676 oz/ton Au and 0.85 oz/ton over
8.8 feet.

In 1983 Maggie Mines completed approximately 240 feet of underground development on the Main Vein as well as a number of shallow diamond drill holes. The entrance to the underground workings (Portal Two) is located 140 feet below the Slumach Zone discovery outcrop. The work demonstrated that the Slumach vein system extends for at least 164 feet to the northwest and 82 feet down dip from the main adit.

Sampling of the vein exposed in the underground workings has returned numerous high-grade gold values including 10.4 oz/ton
(grab sample - Drummond/Howard) and 20.917 oz/ton (chip sample
6" - Asarco).

In 1984 a test shipment of 57.8 tons of ore, removed from the Slumach Zone, produced 57.1 oz/Au, 137.4 oz Ag, 1,474 pounds
Cu and 5,257 pounds Zn. The average precious metal grade of this shipment was 0.99 oz/ton Au and 2.37 oz/ton Ag.

Eight drill holes were completed in 1987 and 1988. The 1987 and the 1988 drill holes were placed to test the projected southeastern strike and the down-dip extension of the Slumach Veins. The 1987 drill holes tested an area between 130 feet to 260 feet east and between 164 feet to 328 feet down dip. The 1988 drill holes were placed at 328-foot intervals along the southeastern strike of the Slumach Vein system. The best drill intersection is 7.39 oz/ton Au and 8.0 oz/ton Ag over
3.2 feet. (BCDM MINFILE 92GNW036). All of the holes intersected anomalous gold values within quartz veins and/or quartz flooded rock units at depth. It was concluded that the Slumach Zone remains open down dip and along strike.

                  THE SILVER TIP PROPERTY
                  -----------------------
This property consists of two mineral claims encompassing 2,250 acres in total surface area. The claims cover the lower reaches of Twelve Mile Creek in the Slocan Mining Division of British
Columbia, Canada.

The property is of interest as a potential host to economic silver-lead-zinc mineralization, in epithermal veins typical of the Slocan Mining Camp. According to a geological report prepared by LLoyd C. Brewer, an independent geologist, there are also gold values reported in some of the workings, which warrant further investigation. Work on the property in the past fifteen years has been sporadic, with limited geochemical sampling in 1984, airborne magnetic and electro-magnetic surveys flown in 1985 and gridwork, prospecting and searches for the old workings being carried out in more recent years.

The property is known to host five sets of workings, consisting of approximately 1,200 feet (370m) of underground development. Limited production of high grade silver ore containing an average grade of 2,380 g/t silver (75oz/ton) has been achieved from two of the workings.

Location and Access - The property is located at the north end of the Kokanee Range in the Selkirk Mountains, on the lower reaches of Twelve Mile Creek, a tributary of the Kaslo River. It lies to the immediate south of Highway 31A, approximately 10 miles (17 km) to the northwest of Kaslo.

The Utica mine road runs through the eastern part of the property. This gravel road leads to the now abandoned Utica mine adjoining to the south of the claim group. Although a new bridge has been built across the Kaslo River, small rockslides and sloughs have made the Utica mine road is not passable at the present time. Numerous overgrown logging roads traverse the eastern portion of the claim group. A foot trail runs northwest from the Utica mine road towards the showings in the center of the claims.

Physiography - The property lies between the elevations of 3,500 feet (1,066 m) and 7,200 feet (2,190m). The main areas of interest lie between approximately 1,200 meters and 1,800 meters. Slopes are in the range of 20o to 40o, with occasional bluffs. Vegetation is moderate to heavy at lower elevations, particularly in areas of glacial cover. Higher elevations are more lightly vegetated, with many areas of outcrop. There is ample timber and water within the property to support all phases of exploration.

History of Previous Work - Exploration in the area dates back to the turn of the century when native guides led a group of prospectors northwest from the Ainsworth Camp, the group subsequently located a high grade silver - lead showing which was staked as the Noble Five claims. This discovery initiated a staking rush in the area, which led to the discovery and development of a vast number of mineral deposits with over 300 properties having reached some form of production. Production records show Silver, Lead, Zinc, Cobalt, Gold and Platinum
Group Minerals Elements were produced from these properties.

It should be noted that the British Columbia government production records are incomplete as it was common practice for the miners in the 1910 to 1930 period to ship their ore south down Kootenay Lake and the Kootenai River directly to mills at Coeur D'Alaine in Idaho for smelting.

The area saw a resurgence of activity during World War II as the demand for Zinc and other base metals increased. Production in the region has continued continuously through to the 1970's. Since that time production has been mainly limited to custom miners and leasers high grading tailings and reserves of the old producers.

The claims adjoin the Utica Mine to the west, the Utica mine produced in excess of 50,000 tons of high grade silver and lead ore, zinc is also reported in the mines production records.

The original showings on the Silver Tip Property were discovered in the early 1900's. The majority of the development work was done in the 1910 - 1926 period. The recorded production from the property is less than 30 tons of hand cobbed Silver - Lead ore from three of the six showings. This seems rather odd as the Helen workings, within the claims, have over 1,200 feet
(360m) of underground development and have gold values of 0.12 oz/t (4g/t) reported in dump material.

The property has not had a modern systematic multi-phase exploration program conducted on it, nor has the target areas defined in previous work been followed up. In 1983 prospecting was performed, 1984 a small geochemical survey was carried out, (Hansen; Geological Report - June 22, 1984), in 1984 - 1985 airborne magnetic and electro-magnetic surveys were carried out over the property, (Mark; Geophysical Report - April 9, 1985), Prospecting 1986 (Brewer; Prospecting; April 8, 1986) a Compilation Report in 1986 (Hainsworth; July 30, 1986), and a. report on grid emplacement and airphoto interpretation (Brewer, Young, June 2, 1996).

The property is snow free from June through November providing a five to six month exploration season.

The property is within easy commuting distance of Kaslo. Kaslo offers full facilities of a small town having a hotel, motel, bank and supermarket. Nelson, which is one hour and a half to the south, is the nearest major center.

The current  exchange rate is approximately $1.00 U.S. equals
$1.35 Canadian.

EXPLORATION PROGRAM
-------------------
As disclosed in our geological reports, exploration work on our properties and adjacent properties has indicated that mineral occurrences exist in the area of our properties; however, further exploration is needed to determine what amount of minerals, if any, exist on our properties and if any minerals which are found can be economically extracted and profitably processed.

Our exploration program has been designed to economically explore and evaluate our properties which, in our opinion, may merit development.

We do not claim to have any mineralization or reserves whatsoever at this time on any of our properties; however, based on our research and geological reports on our properties and the surrounding area, we believe there is a sufficient basis to engage in exploration activities, and we anticipate finding some possible mineralization on our properties.

ENVIRONMENTAL REGULATIONS
-------------------------
Environmental laws and regulations relating to public lands in Canada are expected to be tightly enforced. We intend to explore and, when required, develop all of our properties in strict compliance with all environmental requirements applicable to the mineral processing and mining industry. We will secure all the necessary permits for exploration and, if development is warranted on any property, will file final Plans of Operation prior to the commencement of any mining operations.
We anticipate no discharge of water into any active stream, creek, river, lake or any other body of water regulated by environmental law or regulation. No significant endangered species will be disturbed. Re-contouring and re-vegetation of disturbed surface areas will be completed pursuant to all Canadian provincial and local legal requirements. Any portals, adits or shafts will be sealed upon abandonment of a property. It is difficult to estimate the cost of compliance with environmental laws since the full nature and extent of our proposed activities cannot be determined until we commence our operations and know what that will involve from an environmental standpoint.

GOVERNMENT REGULATIONS
----------------------
We will be subject to all the laws, rules and regulations which govern the mineral processing and mining industry in Canada, and specifically The British Columbia Mineral Tenure Act and the British Columbia Mining Right of Way Act. We intend to fully comply with all environmental, health and safety laws, rules, regulations and statutes.

Specifically, the proposed exploration of the property will be governed by British Columbia Mining Act. Under the Act the Governor in Council makes regulations which prescribe operating conditions governing all exploration programs. We will be required to notify the Chief of Mining Land Use of our exploration plan to ensure compliance. We intend to fully determine and comply with all rules and regulations governing our operations prior to commencement of same.

COMPETITION
-----------
The gold mining industry is highly fragmented an competitive. We are competing with many other exploration companies looking for gold and other minerals. We are among the smallest exploration companies in existence and are an infinitely small participant in the gold exploration business which is the foundation of the mining industry. While we generally compete with other exploration companies, there is no competition for the exploration or removal of minerals from our claims or properties. Readily available commodities markets exist in Canada and around the world for the sale of gold and other minerals. Therefore, if we discover mineralization on any of our properties, we would likely be able to sell the minerals in the market.
                              10

EMPLOYEES AND EMPLOYMENT AGREEMENTS
-----------------------------------
At present, we have no employees, other than our officers and directors, who devote their time as required to our operations. Our officers and directors are not presently compensated for their services and do not have employment agreements with us. Initially, we intend to use the services of our officers and directors for all research work on our properties. Once we commence our Phase 1 program, we expect to hire a Project Geologist and Field Assistant; however, we have not yet placed any ads or interviewed for these positions. We presently do not have pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, we may adopt such plans in the future. There are presently no personal benefits available to any officers, directors or employees.

AVAILABLE INFORMATION
---------------------
With the filing of this registration statement, we are subject to the information reporting requirements of the Securities
Exchange Act of 1934, as amended (the Exchange Act), and, accordingly, will file periodic reports, including quarterly and annual reports and other information with the Securities and Exchange Commission (the Commission). Such reports and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically. The address of the website is http://www.sec.gov.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF
OPERATION
--------------------------------------------------------
RESULTS OF OPERATIONS
---------------------
We expect our current cash in the bank of $19,738 at June 30, 2004 and as of the date of the filing of this registration statement, to satisfy cash requirements for our Phase I operations, which we expect to complete within the next 12 months, without having to raise additional funds or seek bank loans.

During the next 12 months, we intend to spend approximately
$15,000 in additional research and assessment of our properties to determine whether further development will be warranted.

Our Phase I work will include research and assessment of all available geological reports and historical data available on our properties and the surrounding area. Following our research phase, we will begin detailed geological mapping and closely spaced (micro-grid) soil and rock sampling to further define whether any potential for discovery of high-grade, precious metals exist on any of our properties. Rock and soil samples that are collected will be analyzed for gold and silver, as well as a 6-element analysis for other minerals. The estimated budget to complete the Phase 1 analysis of our properties is approximately $30,000.

Contingent on positive results from Phase 1 research, assessment and exploration, a program of closely spaced diamond drill holes will be completed over a targeted area.
The estimated budget for this Phase II work on both of our properties is approximately $200,000. If it is determined during the Phase I analysis that a Phase II program is warranted, we intend to conduct a secondary public offering of our securities to raise the funds necessary to complete our Phase II development program.

We do not intend to purchase any significant property or equipment, nor incur any significant changes in employees during the next 12 months. For the period from inception to the date of this registration statement, we had no revenues and incurred net operating losses of $30,373, consisting of general and administrative expenses primarily incurred in connection with the preparation and filing of our initial public offering documents in the State of Nevada.

Net cash provided by financing activities since inception was $40,000, which were the total proceeds raised in an initial public offering conducted in the State of Nevada under an exemption provided by Rule 504 of Regulation D of the Securities Act of 1933 and $5,000 of which were the total proceeds raised from the private sale of stock to the officers and directors.

In the event we are unable to complete our planned Phase I program with our current cash in the bank, we may need to consider raising additional funds through loans or the sale of additional equity securities. Currently, no such loans or equity sales are planned.

Our auditors have expressed the opinion that in our current state, there is substantial doubt about our ability to continue as a going concern; however, our stockholders/officers and directors have committed to advancing our operating costs interest free to insure we have enough operating capital to complete our Phase 1 program over the next 12 months.

PLAN OF OPERATION
-----------------
Following is an outline of the initial exploration program we have implemented on our properties, which we anticipate will cost approximately $15,000 US:

Phase 1 will begin with research and further assessment of available geologic literature, personal interviews with geologists, mining engineers and others familiar with the prospect sites. We have recently begun this Phase of the exploration process on our properties and anticipate continuing this Phase through late Fall 2004.

When historical data research and assessment is completed, our initial work will be augmented with geologic mapping, geophysical testing and geochemical testing of our claims. When available, existing workings, such as trenches, prospect pits, shafts or tunnels will be examined. If an apparent mineralized zone is identified and narrowed down to a specific area by the studies, we intend to begin trenching the area. Trenches are generally approximately
150 ft. in length and 10-20 ft. wide. These dimensions allow for a thorough examination of the surface of the vein structure types generally encountered in the area. They also allow for efficient reclamation, re-contouring and re-seeding of disturbed areas. Once excavation of a trench is completed, a channel of samples will be taken and then analyzed for economically potential minerals that are known to have occurred in the area. Careful interpretation of this available data collected from the various tests aid in determining whether or not the prospect, as viewed by our experts, has current economic potential and whether further exploration is warranted.

Phase 2 will involve an initial examination of the underground characteristics of the vein structure that was identified by Phase 1 of exploration. Phase 2 will be aimed at identifying any mineral deposits of potential economic importance. The methods which will be employed are more extensive trenching, more advanced geophysical work and ultimately drift driving to aid in the determination of subsurface characteristics of the structure. The geophysical work is designed to give a general understanding of the location and extent of mineralization at depths that are unreachable by surface excavations and provide a target for more extensive trenching and core drilling. The trenching will identify the continuity and extent of mineralization, if any, below the surface. After a thorough analysis of the data collected in Phase 2, a determination will be made as to whether or not the properties warrant a Phase 3 study. This Phase will commence, if warranted by results of Phase I activities, in early Summer 2005.
Phase 3 will be aimed at precisely defining the depth, the width, the length, the tonnage and the value per ton of any mineralized body, assuming any are located on our properties, so that they can be considered proven mineralized bodies within the stringent industry standards. This is accomplished through extensive drift driving. An ore body is not a proven ore body until it has been technically, economically and legally proven. This Phase will commence, if warranted by results of Phase 2 activities, approximately 60 days after results of Phase 2 activities have been analyzed.

SOME OF THE SIGNIFICANT RISKS ASSOCIATED WITH OUR BUSINESS
----------------------------------------------------------
We are a high risk, start-up company and, as such, there is uncertainty regarding whether we will find any minerals on our properties and whether we will ever become profitable.
------------------------------------------------------
Our company was incorporated in July 2003. We have only a limited operating history upon which an evaluation of our future prospects can be made. Such prospects must be considered in light of the substantial risks, expenses and difficulties encountered by new entrants into the competitive mining industry. The mining business is, by nature, extremely speculative. Our ability to achieve and maintain profitability and generate a positive cash flow is highly dependent upon a number of factors, including our ability to locate profitable minerals on our properties, successfully extract them and generate revenues, while reducing exploration costs. Based upon current plans, we expect to incur operating losses in future periods as we incur significant expenses associated with the research, assessment and exploration of our mineral properties. We cannot guarantee that we will be successful in realizing revenues or achieving or sustaining positive cash flow in the future.

The mineral exploration industry is highly speculative and we may not discover any mineralization on our properties, which could result in the closure of our business.
------------------------------------------------------------
Gold, silver and strategic metals exploration is highly speculative in nature, involving many risks which even a combination of scientific knowledge and experience cannot overcome, often resulting in unproductive efforts. We are in the very early research and assessment stage of our business operations. We cannot guarantee that our planned Phase I and Phase II programs will be successful or that any minerals will be found or that any production of minerals will be realized. Although we believe there is a sufficient basis to engage in exploration on our properties, it may not result in the discovery of any known minerals or revenues.

Our mining claims have no known ore reserves, which could lead to a total loss of any investment in our securities.
----------------------------------------------------------
We do not claim any known ore reserves on our properties. Our research and development plans are based solely on research and historical data of the properties and surrounding areas. We are speculating that minerals may be found on our properties, but there can be no guarantee they will be found or that if found, we can successfully extract or market such minerals. As a result, our stockholders could lose any investment they make in our company's securities.

Our mining claims may prove to be invalid, which would
result in a loss of our properties, business plans and
projected future revenues.
-------------------------------------------------------
The validity of certain mining claims depends upon numerous circumstances and factual matters, many of which are discoverable of record or by other available means, and are subject to many uncertainties of existing law and its applications. While we believe our claims are valid and our properties could contain minerals, further exploration and mineral assessments performed by government agencies may indicate that our claims are not sufficiently mineralized and may later be abandoned or determined to be invalid because of insufficient mineralization or other reasons.

Our continued existence and future profitability is highly dependent upon the price of precious metals and ores. Any substantial drop in these market prices could result in a loss of revenues to us, thereby reducing the value of any securities held by our stockholders.
----------------------------------------------------------
The economic viability of our minerals exploration program will be highly dependent on, among many other factors, political issues and general economic conditions. During periods of economic downturn or slow economic growth, coupled with eroding consumer confidence or rising inflation, the price and/or sale of precious metals could be severely impacted. Such factors would likely have an immediate effect on our business operations and/or profitability. Currently, mineral values have been rising over the last few years, however, there is no guarantee this trend will continue. It may be difficult to conduct operations profitably in the mining industry in the future if mineral prices drop substantially.

Transportation difficulties and weather interruptions in
the Canada may affect and delay our proposed mining
operations and severely impact our proposed operations and possible future revenues which could result in a substantial loss of any investment in our securities.
------------------------------------------------------------
While some mining concerns operate 12 months per year, our proposed exploration work can only be performed for approximately 8 months out of the year due to heavy snowfall in the mountainous area of Canada where our properties are located. Also, the existing roads leading to our properties are rough-graded dirt and, during rainy weather, are sometimes unusable or washed out. Such factors would likely have an immediate adverse effect on our operations and/or future profitability.

We may be delayed in or unable to comply with government and environmental laws, rules and regulation related to our proposed operations which would severely impact our business plans and possible future revenues.
------------------------------------------------------------
Any mineral exploration programs we undertake will be subject to extensive Canadian laws, rules and regulations. Various governmental permits are required for our proposed operations. We are not assured of receiving such permits as and when we need them for our operations, or at all. In addition, existing, as well as future legislation and regulations could cause additional expense, capital expenditures, restrictions and/or delays in the exploration of our properties. The extent to which future legislation and/or regulations might affect our operations cannot be predicted. There is no assurance environmental or safety standards more stringent than those presently in effect may not be enacted, which could adversely affect our exploration program. Also, the industry often finds itself in conflict with the interests of private environmental groups which often have an adverse effect on the mining industry. Any of the above could cause us to be delayed in our proposed Phase I and/or Phase II programs.

Supplies and equipment we will need for our Phase II
exploration may not always be available, which could delay
our plans and possible revenues.
----------------------------------------------------------
Competition and unforeseen limited sources of supplies we may need for our exploration programs could result in occasional spot shortages of supplies of certain products, equipment or materials. We cannot guarantee we will be able to obtain certain products, equipment and/or materials which we require, without interruption, as and when needed, or on terms favorable to us. Any such unavailability could result in the delay of our exploration programs and any possible resulting revenues.

We are dependent on additional financing, which may be unavailable to us or, if available, may cause additional dilution to our shareholders.
---------------------------------------------------------
Our continued Phase II operations are dependent upon our ability to generate revenues from operations and/or obtain further financing, if and when needed, through borrowing from banks or other lenders or equity funding. There is no assurance that sufficient revenues can be generated or that additional financing will be available, if and when required, or on terms favorable to us. If we are unable to obtain financing or generate working capital, if and when needed, our current business plans could fail.

There is no public trading market for our common stock, which means you may never be able to sell any shares you may buy in our company.
-------------------------------------------------------
Our common stock is listed for trading in the OTC Pink Sheets under the symbol GHPR; however, no trading market has yet been established. There is no guarantee that a trading market will ever develop for our common stock. Accordingly, there is a very high risk that any investor in our securities may be unable to resell their securities at any time in the future.


ITEM 3.   DESCRIPTION OF PROPERTY
---------------------------------
In July 2003, we acquired all of the right, title and interest in and to the Summit Gold Project and Silver Tip Property mining claims from Fred Fisher, an officer and director, in exchange for 500,000 shares of our restricted common stock.

The Summit Gold Project consists of 10 two-post mineral claims. The total surface area of the project is 625 acres. The project is located at the headwaters of the Indian River, approximately 8 miles (12km) southeast from the town of Squamish. The project is located in the Vancouver Mining Division of southwestern British Columbia, Canada.

The Silver Tip property consists of two mineral claims encompassing 2,250 acres (900 ha) in total surface area. The claims cover the lower reaches of Twelve Mile Creek, in the Slocan Mining Division, British Columbia.

We do not currently own any other property.

We lease shared office facilities at Suite 708-1155 West Pender Street, Vancouver, B.C., Canada V6E 2P4. The facilities include answering and fax services, reception area and shared office and boardroom facilities. Other support services are available on a pay for use basis. We pay approximately $90 US per month and the office arrangement is on a verbal month-to-month basis. There is no lease or rental agreement for the space.


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT
------------------------------------------------------------
The following table sets forth certain information regarding our common stock beneficially owned on the date of this filing for (i) each shareholder known by us to be the beneficial owner of five (5%) percent or more of our issued and outstanding common stock, (ii) each executive officer and director, and
(iii) all executive officers and directors as a group. As of the date of the filing of this registration statement, there were 1,450,000 shares of our common stock issued and outstanding.

Name and Address         Amount and Nature of
 of Beneficial                Beneficial            Percent of
   Owner (1)                 Ownership (2)            Class
----------------        ---------------------       ----------
Frederick Fisher              500,000                 34.5%
993 Queen Street West #211
Toronto, Ontario
Canada M6J 1H2

Tom Murdoch                   250,000                 17.2%
Foxwood Farms, RR#5
Orangeville, Ontario
Canada L9W 2Z2
---------------------------
All Officers and
Directors as a Group          750,000                 51.7 %

(1) The persons named above, who are the only officers, directors and principal shareholders, may be deemed to be parents and promoters, within the meaning of such terms under the Securities Act of 1933, by virtue of their direct securities holdings. These persons are the only promoters.

(2) In general, a person is considered a beneficial owner of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose of such security. A person is also considered to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within (60) days.

There are currently no options, warrants, rights or other securities conversion privileges granted to our officers, directors or beneficial owners and no plans to issue any such rights in the future.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND SIGNIFICANT
EMPLOYEES
----------------------------------------------------------------
The following table sets forth the names, positions and ages of the executive officers and directors. Directors are elected at the annual meeting of stockholders and serve for one year or until their successors are elected and qualify. Officers are elected by the Board of Directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board of Directors.

Name                        Age     Position(s)
----                        ---     -----------
Frederick Fisher             44     President, Chief Executive
                                    Officer, Treasurer, Chief
                                    Financial Officer and
                                    Director
                       18

Tom Murdoch                  40     Secretary and Director

Chris Sturdy                 40     Director

Each of the persons named above have held their offices/positions since inception and are expected to hold said offices/positions until the next annual meeting of stockholders.

Background of Officers and Directors
------------------------------------
Frederick Fisher has been the President, CEO, Treasurer, CFO, and a Director of our company since inception. From May 1997 to the present, he has also been a Director of StarAsia Capital Inc., a private venture capital company for emerging mining and start-up companies located in Bangkok, Thailand. From June 2001 to the present, he has worked out of Toronto, Ontario and from May
1997 to June 2001, he worked in Bangkok, Thailand.  From
September 1998 to March 2000, he was a Director and Officer of Sabai Sabai Enterprises Corp., an importer of low-priced quality products from Southeast Asia for distribution throughout North America based out of Bangkok, Thailand. From September
1997 to April 1999, he was a Director and Officer of Meximed Industries, a medical supplies distributor based out of Vancouver, BC. Some of the publicly-trading mining companies he has worked with in the past are Melinga Resources (MNA:Vancouver Stock Exchange), Cercal Resources (CER:Alberta Stock Exchange), Beaufield Resources Inc. (BFD:Vancouver Stock Exchange), Victorian Eneuretic (VIC:Vancouver Stock Exchange), Yukon Gold Corp. (Vancouver Stock Exchange), Innexus Biotechnology, Inc. (IXS:TXS Venture Exchange), St. Elias Mines Ltd. (SLI:TSX Venture Exchange). He assisted these companies in developing their business and operating plans and raising financing for their mining operations by introducing them to potential mining partners and venture capitalists. From 1986 to 1989, Mr. Fisher was a stockbroker at Jefferson Securities in Vancouver, B.C. He received an Honors B.A. Degree from York University in Toronto in 1984. He devotes his time as required to our business, which currently amounts to approximately 15 hours per week.

Tom Murdoch has been the Secretary and a Director of our company since inception. From March 1999 to the present, he has been the Sales/Program Manager for Matcor Automotive Inc., an automotive parts manufacturer in Toronto, Ontario specializing in metal stamped and welded assemblies. From August 1992 to March 1999, he was the Manager of Procurement and New Model Development for Honda of Canada Manufacturing Inc. in Alliston, Ontario. Over the past several years, he assisted Beautifle Resources (BFD:Vancouver Stock Exchange), Mountain Lake Resources and Terra Camp Mining, privately-held mining companies, in developing their business and operating plans and raising financing for their mining operations by introducing them to potential mining partners and venture capitalists. He has also been involved in

                                 19

other areas of mining over the years. Mr. Murdoch earned a Bachelors Degree in Economics from Wilfrid Laurier University in Waterloo, Ontario in May of 1985. Subsequently, he earned a post graduate Diploma in Business Administration from Wilfrid Laurier University in May of 1986. He devotes his time as required to our business, which currently amounts to approximately 5 hours per week.

Chris Sturdy has been a Director of the Company since inception. From May 1993 to the present, he has been employed as a designer and customer service specialist with Nickel General Contracting, a full service commercial and residential builder specializing in renovating turn of the century homes, located in Mississauga, Ontario. From March 1998 till May 2001, he also worked as an importer for Vereshack Agencies, an importer representing numerous European metal clasp and pull manufacturers selling to the Canadian fashion industry, with their primary customer being Roots Canada. The company is a family business in operation since the 1950's and is located in Mississauga, Ontario. Mr. Sturdy attended Sheridan College of Applied Arts and Technologies in Oakville, Ontario where he studied liberal arts during 1983 and 1984. He also attended Harris Institute for the Arts in Toronto, Ontario where he studied a Recording Industry Orientation program during 1991 and 1992. He devotes his time as required to our business of the company, which currently amounts to approximately 5 hours per week.

ITEM 6.  EXECUTIVE COMPENSATION
-------------------------------
The officers and directors do not presently receive any cash or non-cash compensation for their services and there are currently no plans to implement any such compensation. They are, however, reimbursed for any out-of-pocket expenses incurred on our behalf.

-----------------------------------------------------------------
                  SUMMARY COMPENSATION TABLE
-----------------------------------------------------------------
                        Annual Compensation     Long-Term Comp.
                                       Other    Awards    Payouts
Name and                               Annual
Position(s)       Year  Salary  Bonus  Comp.
-----------------------------------------------------------------
Frederick Fisher  2004  None    None   None      None      None
President, CEO,
Treasurer, CFO
and Director

Tom Murdoch       2004  None    None   None      None      None
Secretary and
Director

Chris Sturdy      2004  None    None   None      None      None
Vice President
and Director      ----------------------------------------------

                                 20

Employment Agreements
---------------------
The officers and directors are not currently party to any employment agreements and we do not presently have any pension, health, annuity, insurance, stock options, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available to directors, officers or employees.


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------
We do not have any related transactions at this time and have not yet formulated a policy for the resolution of any related transaction conflicts, should they arise.


ITEM 8. DESCRIPTION OF SECURITIES
---------------------------------
As of the date of this filing, there were 1,450,000 shares of Common Stock issued and outstanding, which are held by a total of 29 stockholders of record.

Common Stock
------------
The authorized capital stock consists of 25,000,000 shares of Common Stock, par value $.001 per share. The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors; (ii) are entitled to share ratably in all of the assets for distribution to holders of Common Stock upon liquidation, dissolution or winding up of our business affairs;
(iii) do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable.

There are no provisions in the articles of incorporation or bylaws that would delay, defer or prevent a change in control of our company or a change in type of business.

Non-cumulative Voting
---------------------
The holders of shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect directors.

Cash Dividends
--------------
As of the date of this registration statement, we had not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and our financial position, general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into the business.

Reports
-------
We will furnish audited annual financial reports to all of our stockholders, certified by our independent accountants, and will furnish unaudited quarterly financial reports, reviewed by the independent accountants.

Stock Transfer Agent
--------------------
Our stock transfer agent is Holladay Stock Transfer, Inc.,
2939 N. 67th Place, Scottsdale, Arizona 85251, Telephone (480)
481-3940, an independent stock transfer agency.

                         PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON COMMON EQUITY AND OTHER STOCKHOLDER MATTERS
-----------------------------------------------------------
As of the date of this filing, there were a total of 29 shareholders of record, holding a total of 1,450,000 shares of our Common Stock. Our stock is listed for quotation in the Pink Sheets under the trading symbol GHPR; however, an active trading market has not yet commenced.

A total of 750,000 shares are held by our officers and directors, all of which are restricted securities, as that term is defined in Rule 144 of the Rules and Regulations of the Securities and Exchange Commission, promulgated under the Act. Under Rule 144, such shares can only be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one year after their acquisition. A total of 700,000 of the issued and outstanding shares were sold in a public offering registered in the State of Nevada, pursuant to an exemption provided by Regulation D, Rule 504, and are unrestricted securities and may be publicly sold at any time, without restriction.

There are currently no outstanding options, warrants to purchase or securities convertible into, our common stock.

ITEM 2. LEGAL PROCEEDINGS
-------------------------
To the best of our Management's knowledge, there are no material legal proceedings filed or threatened against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
-----------------------------------------------------
Clyde Bailey P.C., an independent certified accountant, has been our only auditor since inception and there have been no disagreements between us and Mr. Bailey.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES
-----------------------------------------------
On July 25, 2003, a total of 750,000 shares of Common Stock were issued in exchange for organizational services and expenses, proprietary rights, business plans, mining claims and cash in the amount of $15,000 U.S., or $.02 per share. All of such shares are restricted securities, as that term is defined by the Securities Act of 1933, as amended, and are held by our officers and directors. This transaction was conducted in reliance upon an exemption from registration provided under Section 4(2) of the Securities Act of 1933, based upon the fact that the sales were made to the officers and directors only in transactions not involving a public offering. The purchasers were our officers and directors who had access to all of the information which would be required to be included in a registration statement. Each of the purchasers were sophisticated investors who had the ability to bear the economic risk of the loss of their investment and there was no general solicitation or advertising associated with the sales.

In March 2004, a total of 700,000 shares of Common Stock were issued to 27 investors in exchange for $35,000 U.S., pursuant to an offering conducted under an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by the Nevada Secretary of State Securities Division on February 5, 2004. Prior to purchase, each purchaser was furnished a copy of an Offering Memorandum, reviewed and qualified by the State of Nevada Securities Division, which contained all of the required financial and business disclosures, as well as information regarding the limitations on possible resale of their shares in the future, all pursuant to the disclosure requirements of Regulation D, Rule 504. In addition, each purchaser was given the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and any additional information they wanted to verify the accuracy of the information we furnished in the Offering Memorandum. None of the purchasers requested any information in addition to the offering documents. The shares were all sold to unaccredited investors who were friends, family members, acquaintances and/or business associates of the officers, directors and registered sales agent.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS
-------------------------------------------------
Pursuant to Nevada Corporation Law, and specifically, Nevada Revised Statutes Ch. 78.751, and Article 5.1 of our By-Laws, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interests. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order.

The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers pursuant to the foregoing provisions, we are informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.

                              PART F/S

Following are audited financial statements for December 31, 2003 and the interim unaudited financial statements for the six-month period ended June 30, 2004.

                        GOLDEN HOPE RESOURCES CORP.

                           FINANCIAL STATEMENTS


                            December 31, 2003









                            Clyde Bailey, P.C.
                        Certified Public Accountant
                         10924 Vance Jackson #404
                         San Antonio, Texas 78230

CLYDE BAILEY P.C.
--------------------------------------------------------------------------
                                               Certified Public Accountant
                                                  10924 Vance Jackson #404
                                                  San Antonio, Texas 78230
                                                      (210) 699-1287(ofc.)
                                     (888) 699-1287 * (210) 691-2911 (fax)
                                                                  Member:
                                               American Institute of CPA's
                                                    Texas Society of CPA's
Board of Directors
Golden Hope Resources Corp.

                   INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheets of Golden Hope Resources Corp. (Company), a development stage enterprise, as of December 31, 2003 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows from July 25, 2003 (Inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and the results of its operations and its cash flows for the period from July 25, 2003 (Inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has limited operations currently and suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. This is further explained in Note 4 in the notes to financial statements.

/s/ Clyde Bailey P.C.
San Antonio, Texas
March 1, 2004


                     Golden Hope Resources Corp.
                  (A Development Stage Enterprise)
                          Balance Sheet
                       As of December 31, 2003

                            A S S E T S
                            -----------
Current Assets
--------------
  Cash                                               $  2,338
                                                     --------
  Total Assets                                          2,338
                                                     ========
                       L I A B I L I T I E S
                       ---------------------
Current Liabilities
-------------------
  Accounts Payable                                      1,881
                                                     --------
    Total Current Liabilities                           1,881
                                                     --------
    Total Liabilities                                   1,881
                                                     --------

               S T O C K H O L D E R S'  E Q U I T Y
               -------------------------------------
Common Stock                                              750
  25,000,000 authorized shares, par value $.001
  750,000 shares issued and outstanding

Additional Paid-in-Capital                             14,250
Accumulated Deficit                                   (14,553)
                                                     ---------
    Total Stockholders' Equity                            447
                                                     --------
    Total Liabilities and Stockholders' Equity       $  2,328
                                                     ========





          See accompanying notes to Financial Statements


                    Golden Hope Resources Corp.
                  (A Development Stage Enterprise)
                      Statement of Operations

                                     From Inception
                                    (July 25, 2003)
                                          to
                                    December 31, 2003
                                    -----------------
Revenues
--------
  Revenues                             $         -
                                       -----------
    Total Revenues                               -

Expenses:
---------
  Bank Charges                                 343
  Filing Fees                                  810
  Professional Fees                            500
  Rent and Utilities                           300
  Mineral Property Expenditures             12,600
                                       -----------
    Total Expenses                          14,553
                                       -----------
Net loss from
Operations                                 (14,553)


Provision for Income Taxes:
--------------------------
  Income Tax Benefit                             -
    Net Income (Loss)                 $    (14,553)
                                      ============
Basic and Diluted
Earnings Per
Common Share                          $      (0.02)
                                      ============
Weighted Average
number of Common
Shares used in per
share calculations                         750,000
                                      ============



    See accompanying notes to Financial Statements

                   Golden Hope Resources Corp.
                 (A Development Stage Enterprise)
                 Statement of Stockholders' Equity
                      As of December 31, 2003


                              $0.001      Paid-In    Accumulated   Stockholders'
                   Shares     Par Value    Capital    Deficit       Equity
                   -------------------------------------------------------------

Balance,
July 25, 2003           -      $    -      $    -     $        -     $      -

Stock Issued
for Cash           250,000        250       4,750              -        5,000

Stock Issued
for Property
Expenditures       500,000        500       9,500              -       10,000

Net Income (Loss)                                        (14,553)     (14,553)
              -----------------------------------------------------------------

Balance December
31, 2003           750,000        750      14,250        (14,553)     (14,553)
              =================================================================












          See accompanying notes to Financial Statements

                   Golden Hope Resources Corp.
                 (A Development Stage Enterprise)
                      Statement of Cash Flows

                                         From Inception
                                        (July 25, 2003)
                                               to
                                       December 31, 2003
                                       -----------------

Cash Flows from Operating Activities:
-------------------------------------
  Net Income (Loss)                        $   (14,553)
  Accounts Payable                                   -
                                           -----------
Net Cash Provided from Operating
Activities                                     (14,553)
                                           -----------
Cash Flows from Investing Activities:
------------------------------------
  Other Assets                                       -
                                           -----------
Net Cash Used in Investing Activities                -
                                           -----------
Cash Flows from Financing Activities:
-------------------------------------
  Sales of Common Stock                         15,000
  Loans Payable                                  1,881
                                          ------------
Net Cash Provided from Financing
Activities                                      16,881
                                          ------------
Net Increase in Cash                             2,328
                                          ------------
Cash Balance, Begin Period                           -
                                          ------------
Cash Balance, End Period                  $      2,328
                                          ============
Supplemental Disclosures:
  Cash Paid for interest                  $          -
  Cash Paid for income taxes              $          -



          See accompanying notes to Financial Statements

                    Golden Hope Resources Corp.
                   Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
------------
Golden Hope Resources Corp. ("the Company") was incorporated under the laws of the State of Nevada on July 25, 2003 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 750,000 shares issued and outstanding as of December 31, 2003. The Company's year end for accounting purposes will be December 31.

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilative effect on diluted earnings per share are excluded from the calculation.

Cash and Cash Equivalents
-------------------------
The Company considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of checking accounts and money market funds.

Fair Value of Financial Instruments
-----------------------------------
The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable and payable, accrued and other current liabilities and current maturities of long-term debt approximate fair value due to their short maturity.

Exploration Costs
-----------------
The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

Recent Accounting Pronouncements
--------------------------------
In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including
Indirect Guarantees of Indebtedness of Others" ("Interpretation No. 45"). Interpretation No. 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair market value of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions of Interpretation No. 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. Interpretation No. 45 did not have an effect on the financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("Interpretation No. 46"), that clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Interpretation No. 46 is applicable immediately for variable interest entities created after January 31, 2003. For variable interest entities created prior to January 31, 2003, the provisions of Interpretation No. 46 are applicable no later than July 1, 2003. Interpretation No. 46 did not have an effect on the financial statements. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure, an amendment of FASB Statement No. 123" ("SFAS 148"). This Statement amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation.
In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

Statement of Financial Accounting Standards SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities",
SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", were recently issued. SFAS No, 149, and 150 have no current applicability to the Company or their effect on the financial statements would not have been significant.

NOTE 2 - COMMON STOCK
---------------------
A total of 250,000 shares of stock were issued pursuant to a stock subscription agreement for $.02 per share for a total of $5,000 to the original officers and directors in July 2003.

Also in July the Company issued 500,000 shares to a founder in exchange for mining properties valued at $10,000, or $.02 per share.

NOTE 3 - RELATED PARTIES
------------------------
In July 2003, the Company issued 500,000 shares to Fred Fisher, a founder, in exchange for mining properties valued at $10,000, or $.02 per share.

NOTE 4 - INCOME TAXES
---------------------
Deferred  income  taxes arise from temporary differences  resulting
from   the  Company's  subsidiary  utilizing  the  cash  basis   of
accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-
current,  depending  on  the  classification  of  the  assets   and
liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The
Company's  previous  principal  temporary  differences  relate   to
revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes. The Company's material temporary differences consist of bad debt expense recorded in the financial statements that is not deductible for tax purposes and differences in the depreciation expense calculated for financial statement purposes and tax purposes.

NOTE 5 - GOING CONCERN
----------------------
The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs that raise substantial doubt about its ability to continue as a going concern. The stockholders/officers and or directors have committed to advancing operating costs of the Company interest free to insure that the Company has enough operating capital over the next twelve months.


NOTE 6 - SUBSEQUENT EVENTS
--------------------------
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                        GOLDEN HOPE RESOURCES CORP.

                           Financial Statements

                               June 30, 2004

                         Golden Hope Resources Corp.
                        (A Development Stage Company)
                                Balance Sheet

                              ASSETS
                              ------
                                           June 303     December 31
                                             2004          200
                                             ----          ----
                                          (Unaudited)   (Audited)
Current Assets
--------------
Cash                                       $ 19,738     $  2,328
                                           --------     --------
 Total Current Assets                        19,738        2,328
                                           --------     --------
 Total Assets                              $ 19,738     $  2,328
                                           ========     ========
                            LIABILITIES
                            -----------
Current Liabilities
-------------------
Accounts Payable                           $   111      $  1,881
                                           -------      --------
 Total Current Liabilities                     111         1,881
                                           -------      --------
 Total Liabilities                             111         1,881

                        STOCKHOLDERS' EQUITY
                        --------------------
Common Stock                                 1,450          750
 25,000,000 authorized preferred
 shares, par value $.001
 1,450,000 shares issues and outstanding

Additional Paid-In-Capital                  48,550        14,250
Accumulated Deficit during the
Development Period                         (30,373)      (14,553)
                                           -------      --------
 Total Stockholders' Equity                 19,627           447
                                           -------      --------
 Total Liabilities and
 Stockholders' Equity                      $19,738      $  2,328
                                           =======      ========

The accompanying notes are integral part of the consolidated financial statements.


                     Golden Hope Resources Corp.
                    (A Development Stage Company)
                       Statement of Operations
                              (Unaudited)

                       -------------   -------------  -----------------
                       For the Three    For the Six        From
                        Months Ended    Months Ended     Inception
                       June 30, 2004   June 30, 2004   to June 30, 2004
                       -------------   -------------  -----------------
Revenues:
---------
Revenues               $        -       $        -      $        -
                       -------------   -------------  -----------------
 Total Revenues        $        -       $        -      $        -

Expenses:
---------
Bank Charges                  148              251             594
Filing Fees                     -                -             810
Professional Fees           6,732            7,982           8,482
Rent and Utilities            270              478             778
Mineral Property
 Expenditures               7,000            7,000          19,600
Administration                109              109             109
                       ----------       ----------      ----------
 Total Expenses            14,259           15,820          30,373
                       ----------       ----------      ----------
Net Loss from
Operations             $  (14,259)      $  (15,820)     $  (30,373)

Provision for Income Taxes:
---------------------------
Income Tax Benefit              -                -               -
 Net Income (Loss)     $  (14,259)      $  (15,820)     $  (30,373)
                       ==========       ==========      ==========
Basic and Diluted
Earnings Per
Common Share           $   (0.01)       $   (0.01)      $    (0.03)
                       ----------       ----------      ----------
Weighted Average
number of Common
Shares used in per
share calculations      1,450,000       1,229,558        1,004,545
                      ===========       =========       ==========

The accompanying notes are integral part of the consolidated financial statements.

                       Golden Hope Resources Corp.
                     (A Development Stage Company)
                   Statement of Stockholders' Equity
                         As of June 30, 2003
                                                    Accumulated
                                                    Deficit During
                                  $0.001    Paid-In  Development Stockholders'
                         Shares   Par Value Capital   Period      Equity
                         --------- -------- --------  ---------- ------------
Balance,
July 25, 2003                -    $      -  $      -  $        - $         -

Stock issued for
Cash July 25, 2003     250,000         250     4,750           -       5,000

Stock Issued for
Expenses
Reimbursement          500,000         500     9,500           -      10,000

Net Loss                                                 (14,553)    (14,553)
                     ---------    --------  --------  ----------  -----------
Balance,
December 31, 2003     750,000     $    750  $ 14,250     (14,553)        447
                     ---------    --------  --------  ----------  -----------

Stock Issued for
Cash-504 Offering
February 27, 2004     700,000          700    34,300           -      35,000

Net Loss                                                 (15,820)    (15,820)
                    ---------     --------  --------  ----------  -----------
Balance,
June 30, 2004       1,450,000     $  1,450  $ 48,550  $  (30,373) $   19,627
                    =========     ========  ========  ==========  ===========


The accompanying notes are integral part of the consolidated financial statements.

                       Golden Hope Resources Corp.
                     (A Development Stage Company)
                       Statement of Cash Flows
                             (Unaudited)
                                       --------------  ---------------
                                         For the Six    From Inception
                                         Months Ended        to
                                        June 30, 2004   June 30, 2004
                                       --------------  ---------------
Cash Flow From Operating Activities
------------------------------------
  Net Income (Loss)                     $  (15,820)     $    (30,373)
Adjustments to Reconcile net loss
 to net cash provided by (used in)
 operating activities:
   Changes in operating assets
    and liabilities:
     Stock Issued for Expense
      Reimbursement                              -            10,000
     Accounts Payable                       (1,770)              111
                                        ----------      ------------
Net Cash Used in
Operating Activities                    $  (15,590)     $    (20,262)

Cash Flows from Investing Activities:
-------------------------------------
Other Assets                                      -                 -
                                        -----------     -------------
Net Cash Used in Investing Activities             -                 -
                                        -----------     -------------
Cash Flows from Financing Activities:
-------------------------------------
Common Stock                                 35,000            40,000
Loan Payable                                      -                 -
                                          ---------        ----------
Net Cash Provided from
Financing Activities                     $   35,000        $   40,000
                                         ----------        ----------
Net Increase in Cash                     $   17,410        $   19,738
                                         ----------        ----------
Cash Balance, Begin Period                    2,328                 -
                                         ----------        ----------
Cash Balance, End Period                 $   19,738        $   19,738
                                         ==========        ==========
Supplemental Disclosures:
 Cash Paid for interest                   $       -        $        -
 Cash Paid for income taxes               $       -        $        -
 Stock Issued for Expense Reimbursement   $       -        $   10,000

The accompanying notes are integral part of the consolidated financial statements.

                         GOLDEN HOPE RESOURCES CORP.
                        NOTES TO FINANCIAL STATEMENTS

NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------
Organization
------------
Golden Hope Resources Corp. ("the Company") was incorporated under the laws of the State of Nevada on July 25, 2003 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Nevada. The company has a total of 25,000,000 authorized shares with a par value of $.001 per share and with 1,450,000 shares issued and outstanding as of June 30, 2004. The Company's year end for accounting purposes will be December 31.

Financial Statement Presentation
--------------------------------
The consolidated unaudited interim financial statements of the Company as of June 30, 2004 included herein have been prepared in accordance with the instructions for Form 10QSB under the Securities Exchange Act of 1934, as amended, and Article 10 of Regulation S-X under the Securities Act of 1933, as amended. The December 31, 2003 Consolidated Balance Sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim consolidated financial statements.

In the opinion of management, the accompanying consolidated unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 2004, and the results of their operations for the three months ended June 30, 2004, the six months ended June 30, 2004, and the period from inception (July 25, 2003) to June 30, 2004, and their cash flows for the six months ended June 30, 2004, and the period from inception (July 25, 2003) to June 30, 2004.

The results of operations for such periods are not necessarily indicative of results expected for the full year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2003 and related notes included in the Company's Form 10-SB filed with the Securities and Exchange Commission

Development Stage Enterprise
----------------------------
The Company is a development stage enterprise, as defined in Financial Accounting Standards Board No. 7. The Company is devoting all of its present efforts in securing and establishing a new business, and its planned principal operations have not commenced, and, accordingly, no revenue has been derived during the organizational period.

NOTE 1  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON'T)
Foreign Currency Translation
----------------------------
The Company has adopted Financial Accounting Standard No. 52. Assets and liabilities of operations in foreign countries are translated into U.S. dollars using both the exchange rate in effect at the balance sheet date or historical rate, as applicable. Results of operations are translated using the average exchange rates prevailing throughout the period. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are included in stockholders' equity (Accumulated other comprehensive loss), while gains and losses resulting from foreign currency transactions are included in operations.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Exploration Costs
-----------------
The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

NOTE 2  -  COMMON STOCK
-----------------------
A total of 250,000 shares of stock were issued pursuant to a stock subscription agreement for $0.02 per share for a total of $5,000 to the original officers and directors on July 25, 2003.

Also, on July 25, 2003 the Company issued 500,000 shares to a founder in exchange for mining properties valued at $10,000 or $.02 per share.

On February 27, 2004, a Regulation D - Rule 504 offering was declared effective by the State of Nevada and a Form D was filed with the Securities and Exchange Commission to issue 700,000 shares at $.05 per share. The funds will be used for exploration on its properties.

NOTE 3  -  RELATED PARTIES
--------------------------
On July 25, 2003 the Company issued 500,000 shares to Fred Fisher, a founder, in exchange for mining properties valued at $10,000 or $.02 per share.

Note 4 -  Going Concern
-----------------------
The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs that raise substantial doubt about its ability to continue as a going concern. The stockholders/ officers and or directors have committed to advancing operating costs of the Company interest free to insure that the Company has enough operating capital over the next twelve months.

NOTE 5 -  SUBSEQUENT EVENTS
---------------------------
There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.



















                            PART III


Items 1 and 2.   Index to and Description of Exhibits
----------------------------------------------------

Exhibit No.      Description                    Page No.
-----------      -----------                    --------

   3(i)          Articles of Incorporation
   3(ii)         Bylaws
   23            Consent of Accountants

                           SIGNATURES
                           ----------

In accordance with Section 12 of the Securities Exchange Act, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Golden Hope Resources Corp.,
                               a Nevada corporation
                               ------------------------

Date:  August 15, 2004         By:/s/ Frederick Fisher,
                               President, Chief Executive
                               Officer, Treasurer, Chief
                               Financial Officer and
                               Chairman of the Board

Date:  August 15, 2004         By:/s/ Tom Murdoch,
                               Secretary and Director

Date:  August 15, 2004         By:/s/ Chris Sturdy,
                               Director
















                              43